Offering Statement for GenesisAI Corporation

("GenesisAI," "we," "our," or the "Company")

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   GenesisAI Corporation

   201 SE 2nd Ave.

   Miami, FL 33131

Eligibility

2. **The following are true for GenesisAI Corporation:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Archil Cheishvili

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/2016	11/01/2019	Palatine Analytics	CEO
03/01/2018	Present	Genesis AI	CEO & President

   Short bio: Chief Executive Officer and President, GenesisAI Corporation, since March 2018. Mr. Cheishvili (Age: 28) is responsible for setting the Company's vision and strategy, hiring and managing people, overseeing daily operations, managing finances, fundraising, overall product development, and customer acquisition. Chief Executive Officer and President, Palatine Analytics Corporation, a former partnership formed in June 2016 and incorporated in September 2017, from June 2016 to November 2019. Mr. Cheishvili was responsible for setting the company's vision and strategy, hiring and managing people, overseeing daily operations, managing finances, fundraising, overall product development, and customer acquisition. Palatine Analytics develops AI-powered tools for the people analytics space.; Approximate hours per week for part-time employees: Not applicable; Linkedin: (https://www.linkedin.com/in/archie-archil-cheishvili-854aa792/) Each director is elected until a successor is duly elected and qualified. Except as noted above, there are no agreements or understandings for our executive officer and directors to resign at the request of another person and no officer or director is acting on behalf of nor will he act at the direction of any other person. There are no family relationships between any director, executive officer, person nominated or chosen to become a director or executive officer or any significant employee. Our directors and executive officer have not, during the past five years: been convicted in a criminal proceeding (excluding traffic violations and other minor offences); or had any petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

Name
Shota Shanidze

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/01/2017	Present	Adorno	International Project Manager
10/01/2021	Present	GenesisAI	Director

Short bio: International Project Manager, Adorno, LLC, since June 2017. Mr. Shanidz (Age: 31) is responsible for designing a network with a potential pool of investors and nurturing long-term relationships for the purpose of investment sales. Adorno is a private company established in partnership with senior management of Northbridge Communities, a United States-based seniors housing operator, for the purpose of building high-quality seniors housing communities in Russia and the Commonwealth of Independent States (CIS). Senior Consultant, Armlender and Associates, Inc., from October 2013 to May 2016. Armlender and Associates is a consulting company focused on infrastructure consulting, project finance and Public Private Partnerships advisory in the CIS region. The company services global financial institutions, investment firms and companies operating in the field of energy, real estate and infrastructure. Mr. Shanidze received a Master's Degree in Government from Harvard University in 2018, a Bachelor's Degree in International and Comparative Politics from The American University of Paris in 2013, and a Bachelor's degree in International Business, Trade, and Tax Law from Caucasus University in 2007 Linkedin: https://www.linkedin.com/in/shota-shanidze-a8584515b/ Approximate hours per week for part-time employees: Not applicable; Each director is elected until a successor is duly elected and qualified. Except as noted above, there are no agreements or understandings for our executive officer and directors to resign at the request of another person and no officer or director is acting on behalf of nor will he act at the direction of any other person. There are no family relationships between any director, executive officer, person nominated or chosen to become a director or executive officer or any significant employee. Our directors and executive officer have not, during the past five years: been convicted in a criminal proceeding (excluding traffic violations and other minor offences); or had any petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

Name
Levan Silagadze

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/01/2019	Present	JSC Partnership Fund	CFO
10/01/2021	Present	GenesisAI	Director

Short bio: Chief Financial Officer, JSC Partnership Fund, an investment fund based in Georgia, since February 2019. Mr. Silagadze (Age: 30) is responsible for monitoring financial covenants and budget forecasts. Senior Financial Analyst, JSC D&B Georgia, doing business as Dunkin' Georgia, an affiliate of Wissol Group, a company formed under the law of the country of Georgia, from September 2016 to October 2018. Mr. Silagadze was responsible for preparing financial statements. JSC D&B Georgia was organized for the purpose of establishing up to thirty-five (35) Dunkin' Donuts-branded restaurants located in Georgia, in accordance with the terms of the Franchise Agreement between Dunkin' Donuts Franchising LLC, a subsidiary of Dunkin Brands Group Inc., and JSC D&B Georgia. Senior Financial Analyst, JSC WenGeorgia, doing business as Wendy's Georgia, an affiliate of Wissol Group, a company formed under the law of the country of Georgia, from September 2016 to October 2018. Mr. Silagadze was responsible for preparing financial statements. JSC WenGeorgia was organized for the purpose of the establishment and operation of a chain of up to 22 Wendy's-branded franchise restaurants throughout the country of Georgia. Financial Analyst, Smart Retail JSC, an affiliate of Wissol Group, a company formed under the law of the country of Georgia, from September 2015 to September 2016. Mr. Silagadze was responsible for analyzing the company's financial ratios and daily sales. JSC Smart Retail operates a supermarket chain in Georgia. Mr. Silagadze received a Ph.D. in Economics from Tbilisi State University in 2018, an MBA in International Business from Cardiff Metropolitan University in 2014, and a Bachelor of Business Administration from Tbilisi State University in 2012. Mr. Silagadze holds the ACCA Credential ID F1, F2, F3 from the Association of Chartered Certified Accountants (ACCA).
Linkedin:https://www.linkedin.com/in/levan-silagadze-phd-371735152/ Approximate hours per week for part-time employees: Not applicable; Each director is elected until a successor is duly elected and qualified. Except as noted above, there are no agreements or understandings for our executive officer and directors to resign at the request of another person and no officer or director is acting on behalf of nor will he act at the direction of any other person. There are no family relationships between any director, executive officer, person nominated or chosen to become a director or executive officer or any significant employee. Our directors and executive officer have not, during the past five years: been convicted in a criminal proceeding (excluding traffic violations and other minor offences); or had any petition under the federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing.

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Archil Cheishvili

Securities:	27,070,462
Class:	Class B Common Stock
Voting Power:	92.8%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Overview Artificial intelligence is growing rapidly. This revolutionary technology is becoming a part of many aspects of the internet and the global economy, including investing, trading, and social media. Now, large companies are investing tens of billions of dollars into AI. But issues plaguing the AI industry are plentiful. For years, AI tools have been developed and operated in silos, created within a single company, or for a single purpose, without any means of exchanging data with each other, or learning from other developers. This has made it difficult to create synergistic AI applications. Furthermore, in our opinion, developers have had no way to monetize the technology that they have developed. With our GenesisAI protocol, we envision a completely different world. The GenesisAI protocol will allow anybody to upload an AI service to the GenesisAI network. Under this system, AI becomes a globally accessible resource. Anyone can utilize its technological benefits, or become an agent in its development. GenesisAI's existing AI applications help investors and traders find investment opportunities and save time doing investment research. We will maximize the functionality and accuracy rate of AI models through cross-provider transfer learning, enabling multiple AI applications to exchange data and trade services. Our AI protocol and platform and related online marketplace are not yet fully developed. Market According to an April 2021 report by Transparency Market Research, the market for AI is estimated to grow to approximately $2.8 trillion by 2030. According to PwC's report, "Sizing the Prize: What's the Real Value of AI for Your Business and How Can You Capitalize?", PwC estimates $15.7 trillion in potential contributions to the global economy by 2030 from the AI industry. Out of this amount, $6.6 trillion is likely to come from increases in productivity and around $9 trillion is likely to come from consumption-side effects. During the next decade it is estimated that there will be a substantial impact on global GDP from AI: "Up to 26% boost in GDP for local economies from AI by 2030". According to PwC, all regions of the global economy will experience benefits from AI. The biggest sector gains will be in retail, financial services and healthcare as AI increases productivity, product quality and consumption. The greatest economic gains from AI technology are expected in China (up to 26% GDP boost by 2030) and North America (potential 14% GDP boost). One of the areas that PwC considers to be a high-potential use case is personalized financial planning. This application is one of the focuses of our AI platform: providing AI-powered tools to retail investors to enable them to control their financial future and better plan their investment allocations. McKinsey and Co.'s "The State of AI in 2020" survey found that "organizations are using AI as a tool for generating value. Increasingly, that value is coming in the form of revenues. A small contingent of respondents coming from a variety of industries attribute 20% or more of their organizations' earnings before interest and taxes (EBIT) to AI. These companies plan to invest even more in AI in response to the COVID-19 pandemic and its acceleration of all things digital." Based on our experience in this industry, currently AI development is hindered by two fundamental problems: • AI development is expensive. • Independent AI developers can neither easily monetize nor coordinate their capabilities with other AI developers to satisfy end users' machine-learning needs. In our opinion, the AI market today is fragmented and dominated by large, oligopolistic tech companies, which may charge inflated prices for their AI services. We believe the number of AI developers is very limited. There is no easy way for independently-developed AIs to exchange data, trade services, learn from each other, or expand their own capabilities. Most companies cannot afford to hire their own team of AI engineers to create in-house AIs, nor do they have enough technical capabilities to use open-source application programming interfaces, or APIs, to purchase and integrate the specific AI services that they need. Moreover, we believe it is often difficult to judge the quality of independently-developed AIs because of the lack of credible reputation systems. Companies and others operating on a lean budget may face high-risk decisions when choosing which AIs to use. While some open-source APIs are currently available on GitHub and elsewhere on the Internet such as on Google's TensorFlow, they are sometimes hard to use and difficult to integrate even with technical expertise. Companies may need to spend tens of thousands of dollars simply to allow different AI capabilities to coordinate. We are democratizing access to the independent AI developers by wrapping their AI code in an easily accessible AI protocol. The common protocol will help reduce the cost of AI work by increasing the total supply of accessible AI services. The ease of using wrapped AIs empowers even people without technical expertise to reach their goals with the power of sophisticated AI. No or limited engineering work is required in order to use the AI technologies on GenesisAI. Our protocol enables AI developers to coordinate and end users to find and use the best outsourced AI programs to suit their needs and budgets. Our Solutions We have developed GenesisAI, an artificial intelligence, or AI, protocol and platform that enables different AI systems to communicate with each other, exchange data, and trade services. On top of this protocol, we are building an online marketplace for AI products and services. The marketplace will connect companies in need of AI services, data, and models with companies interested in monetizing their AI technology. We provide the web platform that will facilitate the offer and sale of a variety of low-cost advanced AI services. Our platform helps to make machine-learning AI technology more accessible and affordable for companies, governments, and other organizations around the world. By using our services, we expect the public will finally have access to services that are currently out of their reach due to limited resources. When they access the GenesisAI marketplace, they will be able to search for the service they want, and our system is designed to couple them with some existing provider, similar to how Uber matches drivers and riders. The GenesisAI platform will couple them with the service provider, and we anticipate they will rely on our platform to evaluate service quality and choose the most appropriate service from a numerous set of services. On the supply side, independent AI service providers will be able to develop, combine and compete with the large tech companies to capture the AI services market. Our web platform matches unused resources, such as in-house developed AI platforms and open-source Github AI code, with organizations in need of these resources. GenesisAI itself will use AI-powered technology to match buyers and sellers. This technology will account for users' past behavior, willingness to pay, and needs. For example, if users recently ordered AI services for speech recognition, they may receive suggestions about similar and complimentary AI services. Moreover, buyers will be able to filter their searches based on their willingness to pay for a particular service, the reviewer's rating, and on how quickly they want to get the service. Our goal is to eliminate an oligopolistic system where a few large tech companies hold a strong majority of the AI industry, and we hope to be significantly closer to this vision in five years. If we achieve our vision, we believe GenesisAI has the potential to become one of the most valuable technologies of all time. GenesisAI Artificial Intelligence Platform The GenesisAI protocol and platform enables different AI systems to communicate with each other, exchange data, and trade services. On top of this protocol the GenesisAI platform will host an online marketplace for AI products and services. The marketplace will connect companies in need of AI services, data, and models with companies interested in monetizing their AI technology. Initially the platform focused on financial assets management, and its scope has been expanded to cover additional products and services such as analyzing customer reviews. We plan to generate revenues through the collection of a percentage of the transaction proceeds for transactions performed through our web platform. We expect that our web platform transaction fee will initially be 30%. We have not generated any revenues from our operations. In addition to these services, our platform will broaden to enable the AI interoperability and marketplace services described above in any market sector. For example, a hotel could use an AI provider's AI to request a summary of customer behavior depending on different variables and recommendations to increase the customer base. The hotel's AI provider could in turn use another AI provider's AI to use a service that uses pattern recognition to recognize the hotel's customer behavior and customer pain points. After receiving the output from the second provider, the first provider could use the input to provide data-rich models of customer behavior and strategies for increasing customer capture and retention. Our web platform is the beta stage of development and we have partnerships with several AI supply-side firms who wish to place their technology offerings on our marketplace. We plan to generate revenues through the collection of a percentage of the transaction proceeds for transactions performed through our web platform. We believe that this transaction fee is substantially lower than the marketing costs that our platform users would expect to spend in generating the same transaction volume. Commercialization Currently we are focused on developing the product, learning from the users, and increasing the number of users we have on the platform. Our goal is to start commercializing the product once we have enough users to support the commercialization. We plan to have two major sources of revenue. First, we will be charging users monthly subscription fees to use all of our tools on the GenesisAI platform. Second, we expect to earn a 30% commission from marketplace transactions. For example, if a buyer posts a request for an AI service for which he is willing to pay $10,000 to the service provider, then we would earn a 30% commission from that transaction. Competition Our competitors include RapidAPI and SingularityNET. We believe we are different in that not only are we connecting buyers and sellers of AIs with each other, but our protocol also enables multiple AI products to work together seamlessly (e.g., a speech recognition program and a translation program working together to produce speech translation). We believe that these distinctions could give us a unique edge in providing potentially higher quality AI products and services and increased functionality. Customer Base We plan to operate as a marketplace. While there is no assurance that our software providers and user base will be large enough for us to reach profitability, we do not anticipate that we will be dependent on one or a few major customers or suppli¬ers. On the supply side, we have partnerships with several AI companies and individuals who are interested in deploying their AI tool on our marketplace. On the demand side, we have over 1,600 individual users according to data from our cloud application provider. For further discussion, see "Risk Factors – Risks Related to the Company's Business and Industry – We may depend on a limited number of software providers for our service to function adequately. Failure to obtain satisfactory performance from our suppliers or loss of our existing suppliers could cause us to lose sales, incur additional costs and lose credibility in the market.", and "Risk Factors – Risks Related to the Company's Business and Industry – The market size for AI services may be smaller than we have estimated." Intellectual Property We do not own any patents and have not registered any trademarks or copyrights. We have filed an application to register for trademark protection our web platform technology on our website featuring an online marketplace for exchanging goods and services with other users. We may also seek copyright and other applicable intellectual property protections when we have finished development. All of our current and former employees and independent contractors have agreed to standard assignments of all rights to any intellectual property that was developed in the course of employment or engagement. Employees As of June 10, 2022, we had eight full-time employees, two part-time employee, and one full-time contractor. We believe that we maintain a satisfactory working relationship with our employees and consultants, and we have not experienced any significant labor disputes or any difficulty in recruiting staff for our operations. None of our employees is represented by a labor union. Governmental/Regulatory Approval and Compliance To our knowledge, there are no governmental regulations that directly apply to our business. Corporate History We were incorporated in the State of Delaware on July 3, 2018 under the name "GenesisAI Corporation." Legal Proceedings From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results. Description of Property As we are a small company, we do not have any significant owned or rented property other than three offices consisting of two U.S.-based offices in Boston, Massachusetts and Miami, Florida and one Europe-based office in Tbilisi, Georgia, for approximately $1,350 per month in total rent. All employees and independent contractors supply their own equipment and facilities other than a small amount of computer and office equipment purchased by the Company for the use of our chief executive officer; our chief executive officer's brother for his work for us as a full-time employee; our part-time Chief AI Scientist; and two software engineers.

GenesisAI currently has 10 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in GenesisAI Corporation speculative or risky:**

   1. Special Note Regarding Forward-Looking Statements This offering statement contains forward-looking statements. The forward-looking statements are contained principally in the sections entitled "Risk Factors," "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the factors described in the section captioned "Risk Factors" above. In some cases, you can identify forward-looking statements by terms such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "would" and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements include, among other things, statements relating to: • our dependence upon external sources for the financing of our operations; • our ability to successfully and profitably market our products; • the acceptance of our products by users; • the amount and nature of competition from other competitors; • our dependence on a limited number of suppliers; • our ability to protect our highly technical and complex internet-based software platform from computer malware, viruses, hacking, phishing attacks and spamming that could result in security and privacy breaches and interruption in service; • our ability to obtain and enforce patents and to protect our proprietary technology, others could use our technology to compete with us, which could create undue competition and pricing pressures; and • our ability to maintain regulatory approvals and comply with

applicable laws and regulations. While we believe we have identified material risks, these risks and uncertainties are not exhaustive. Other sections of this offering statement describe additional factors that could adversely impact our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We are under no duty to update any of these forward-looking statements after the date of this offering statement to conform our prior statements to actual results or revised expectations, and we do not intend to do so.

2. Risks Related to the Company's Business and Industry Our auditors' report includes a going concern paragraph. Our financial statements include a going-concern qualification from our auditors, which expresses substantial doubt about our ability to continue as a going concern. We have operated at a loss since inception. Our ability to operate profitably is dependent upon, among other things, obtaining additional financing for our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern. The accompanying financial statements do not include any adjustments that take into consideration the uncertainty of our ability to continue operations

3. We are an early-stage startup, and that comes with the typical risks of a company at this stage. We are an early-stage startup, which comes with the typical risks of a company at this stage. Relevant risks include unstable revenues in the initial phase of revenue creation, due to external developments in the addressed market, and new competitor entrance. This condition will limit our ability to pay dividends until we reach financial stability.

4. Any valuation at this stage is difficult to assess. Any valuation at this stage is difficult to assess. The valuations for our Regulation Crowdfunding and Regulation A offerings have been established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

5. We have a small team and our future success depends on the ability of the core team to recruit key personnel. We have a small team and our future success depends on the ability of the core team to recruit key personnel to face a sustainable scaling effort. Job market conditions may affect our ability to recruit the talent we need to add new skills and competences in our company. In addition to full-time employees and full-time contractors, we have part-time team members who are putting a limited number of hours in the Company. This might hinder our ability to grow fast.

6. We are dependent on general economic conditions. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and forward-looking improvements if they are facing an economic downturn. This may temporarily reduce our market size. Furthermore, a global crisis might make it harder to diversify

7. Intense competition in the markets in which we compete could prevent us from increasing or sustaining our revenue growth and increasing or maintaining profitability. Intense competition in the markets in which we compete could prevent us from increasing or sustaining our revenue growth and increasing or maintaining profitability. The business of cloud software solutions is competitive, and we expect it to become increasingly competitive in the future. We may also face competition from large Internet companies, any of which might launch or launched its own cloud-based business communications services or acquire other cloud-based business communications companies in the future.

8. Our ability to succeed depends on how successful we will be in our fundraising efforts. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

9. Future fundraising may affect the rights of investors. Future fundraising may affect the rights of investors. In order to expand, the Company is raising funds, and may raise additional funds in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company

10. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering, and you may not be able to sell any shares that you purchase in this offering. The Company may never receive a future equity financing, or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event occurs such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

11. Our future success depends on the efforts of a small management team. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no

12. Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business. Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business. The United States and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. There is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected

13. The market for cloud software solutions is subject to rapid technological change, and we depend on new product and service introductions in order to maintain and grow our business. The market for cloud software solutions is subject to rapid technological change, and we depend on new product and service introductions in order to maintain and grow our business. We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. To compete successfully in this emerging market, we must continue to design, develop, manufacture, and sell new and enhanced cloud software solutions products and services that provide higher levels of performance and reliability at lower cost. If we are unable to develop new services that address our customers' needs, to deliver our applications in one seamless integrated product offering that addresses our customers' needs, or to enhance and improve our services in a timely manner, we may not be able to achieve or maintain adequate market acceptance of our services. Our ability to grow is also subject to the risk of future disruptive technologies. Access and use of our services is provided via the cloud, which, itself, has been disruptive.

14. Failure to comply with laws and contractual obligations related to data privacy and protection could have a material adverse effect on our business, financial condition and operating results. We are subject to the data privacy and protection laws and regulations adopted by federal, state and foreign governmental agencies. Data privacy and protection is highly regulated and may become the subject of additional regulation in the future. Privacy laws restrict our storage, use, processing, disclosure,

transfer and protection of personal information, including credit card data, provided to us by our customers as well as data we collect from our customers and employees. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data protection. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Should this occur, we may be subject to fines, penalties and lawsuits, and our reputation may suffer. We may also be required to make modifications to our data practices that could have an adverse impact on our business.

15. Inability to protect our proprietary technology would disrupt our business. Inability to protect our proprietary technology would disrupt our business. We rely, in part, on trademark, copyright, and trade secret law to protect our intellectual property in the United States and abroad. Although we operate and promote an open-source environment, we have secrets that require us to protect certain software, documentation, and other written materials under trade secret and copyright law, which afford only limited protection. Any intellectual property rights we obtain may not be sufficient to provide us with a competitive advantage, and could be challenged, invalidated, infringed or misappropriated. We may not be able to protect our proprietary rights in the United States or internationally (where effective intellectual property protection may be unavailable or limited), and competitors may independently develop technologies that are similar or superior to our technology, duplicate our technology or design around any patent of ours. We attempt to further protect our proprietary technology and content by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of our proprietary rights or the rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

16. Third parties might infringe upon our technology. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

17. Third parties may claim that our services infringe upon their intellectual property rights. Third parties may claim that our services infringe upon their intellectual property rights. Third parties may assert that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them and subject us to expensive and disruptive litigation. In addition, we incorporate licensed third-party technology in some of our products and services. In these license agreements, the licensors have agreed to indemnify us with respect to any claim by a third party that the licensed software infringes any patent or other proprietary right so long as we have not made changes to the licensed software. We cannot assure you that these provisions will be adequate to protect us from infringement claims. Any infringement claims and lawsuits, even if not meritorious, could be expensive and time consuming to defend; divert management's attention and resources; require us to redesign our products, if feasible; require us to pay royalties or enter into licensing agreements in order to obtain the right to use necessary technologies; and/or may materially disrupt the conduct of our business.

18. We are required to indemnify our officers and directors. Under Delaware law, our charter documents and certain indemnification agreements, we may be obligated to indemnify our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or

activities on our behalf. If we were called upon to indemnify an officer or director, then the portion of our available funds expended for such purpose would reduce the amount otherwise available for our business. This indemnification obligation and the resultant costs associated with indemnification may also discourage us from bringing a lawsuit against directors and officers for breaches of their fiduciary duties and may similarly discourage the filing of derivative litigation by our stockholders against our directors and officers even though such actions, if successful, might otherwise benefit our company and stockholders.

19. The market size for AI services may be smaller than we have estimated. The public data regarding the market for AI services may be incomplete. Therefore some of our estimates and judgments are based on various sources which we have not independently verified and which potentially include outdated information, or information that may not be precise or correct, potentially rendering the market size for AI services smaller than we have estimated, which may reduce our potential and ability to increase revenue. Although we have not independently verified the data obtained from these sources, we believe that such data provide the best available information relating to the present market for AI services, and we often use such data for our business and planning purposes.

20. Our business may face risks of fee non-payment, users may seek to renegotiate existing fees and contract arrangements, and users may not accept price increases, which could result in loss of users, fee write-offs, reduced revenues and decreased profitability. In some cases, our business may be engaged by users who are experiencing or anticipate experiencing financial distress or are facing complex challenges, are engaged in litigation or regulatory or judicial proceedings, or are facing foreclosure of collateral or liquidation of assets. This may be true in light of general economic conditions; lingering effects of past economic slowdowns or recession caused by the novel coronavirus; or business- or operations-specific reasons. Such users may not have sufficient funds to continue operations or to pay for our services. With respect to bankruptcy cases, bankruptcy courts have the discretion to require us to return all, or a portion of, our fees. We may receive requests to discount our fees for our services and to agree to contract terms relative to the scope of services and other terms that may limit the size of an engagement or our ability to pass through costs. We consider these requests on a case-by-case basis. We may routinely receive these types of requests and expect this to continue in the future. In addition, our users and prospective users may not accept rate increases that we put into effect or plan to implement in the future. Fee discounts, pressure not to increase or even decrease our rates, and less advantageous contract terms could result in the loss of users, lower revenues and operating income, higher costs and less profitable engagements. More discounts or write-offs than we expect in any period would have a negative impact on our results of operations. There is no assurance that significant user engagements will be renewed or replaced in a timely manner or at all, or that they will generate the same volume of work or revenues or be as profitable as past engagements.

21. Computer malware, viruses, hacking, phishing attacks and spamming that could result in security and privacy breaches and interruption in service could harm our business and our customers. Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruption and delays in our services and operations and loss, misuse or theft of data. Computer malware, viruses, computer hacking and phishing attacks against online networking platforms have become more prevalent and may occur on our systems in the future. Any attempts by hackers to disrupt our website service or our internal systems, if successful, could harm our business, be expensive to remedy and damage our reputation or brand. Efforts to prevent hackers from entering our systems are expensive to implement and may limit the functionality of our services. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of our products and services and technical infrastructure may harm our reputation, brand and our ability to attract users. Any significant disruption to our internet-based software platform or internal computer systems could result in a loss of users and could adversely affect our business and results of operations. We may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, third-party service providers, human or software errors and capacity constraints. If our platform is unavailable when users attempt to access it or it does not load as quickly

as they expect, users may seek other services. Our platform is highly technical and complex and may now or in the future contain undetected errors, bugs, or vulnerabilities. Some errors in our code may only be discovered after the code has been deployed. Any errors, bugs or vulnerabilities discovered in our code after deployment, inability to identify the cause or causes of performance problems within an acceptable period of time or difficultly maintaining and improving the performance of our platform, particularly during peak usage times, could result in damage to our reputation or brand, loss of revenues, or liability for damages, any of which could adversely affect our business and financial results. We expect to continue to make significant investments to maintain and improve the availability of our platform and to enable rapid releases of new features and products. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business and operating results may be harmed.

22. We may depend on a limited number of software providers for our service to function adequately. Failure to obtain satisfactory performance from our suppliers or loss of our existing suppliers could cause us to lose sales, incur additional costs and lose credibility in the market. We may depend on a limited number of third-party software providers in order for our software services to function adequately. Most of our agreements with suppliers are not long-term and typically only secure suppliers' software services for at most a one-year term. The termination of our supplier relationships or an adverse change in the terms of these arrangements could have a negative impact on our business. Our suppliers' failure to perform satisfactorily or handle increased orders or the loss of our existing suppliers, especially our key suppliers, could disrupt our services or reduce their functionality, cause us to lose sales, incur additional costs and/or expose us to other issues. In turn, this could cause us to lose credibility in the market and damage our relationships with our users, ultimately leading to a decline in our business and results of operations. If we are not able to renegotiate these contracts on acceptable terms or find suitable alternatives, our business, financial condition or results of operations could be negatively impacted.

23. We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value added, net worth, property and goods and services taxes. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

24. We may be unable to generate significant revenues and may never become profitable. We generated no revenue for the years ended December 31, 2021 and 2020 and do not currently have any material recurring sources of revenues, making it difficult to predict when we will be profitable. We expect to incur significant research and development costs for the foreseeable future. We may not be able to successfully market our products and services in the future that will generate significant revenues. In addition, any revenues that we may generate may be insufficient for us to become profitable.

25. If we fail to maintain proper and effective internal and disclosure controls, our ability to produce accurate financial statements and other disclosures on a timely basis could be impaired. We may err in the design or operation of our controls. In addition, a control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. We may in the future discover areas of our internal controls over financial reporting that need improvement. If additional material weaknesses or significant deficiencies in our internal control are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results. In addition, the market price of our stock price could decline and we could be subject to sanctions or investigations by the SEC or other regulatory authorities, which would require

additional financial and management resources and could lead to substantial additional costs for accounting and legal fees. We may not be able to remediate any future material weaknesses, or to complete our evaluation, testing and any required remediation in a timely fashion. If we are not able to conclude that our internal control over financial reporting is effective, or if our auditors are unable to express an opinion that our internal controls over financial reporting are effective investors could lose confidence in the accuracy and completeness of our financial reports, which could harm our stock price, and we could be subject to sanctions or investigations by SEC or other regulatory authorities. Failure to remediate any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems, could also restrict our future access to the capital markets.

26. There is no public market for our Class A Common Stock. There is no established public trading market for our Class A Common Stock, and a market may not develop. We do not intend to apply for listing of our Class A Common Stock on any securities exchange or other trading market. Without an active market, the liquidity of the Class A Common Stock will be limited.

27. This offering is being conducted on a "best efforts" basis and we may not be able to execute our growth strategy if the maximum is not sold. If you invest in the Class A Common Stock but less than all of the offered shares are sold, the risk of losing your entire investment will be increased. We are offering our Class A Common Stock on a "best efforts" basis, and we can give no assurance that all of the offered Class A Common Stock will be sold. Our officers, directors and affiliates may, but are not obligated to, purchase Class A Common Stock in the offering. Any such purchases will be made for investment purposes only, and not with a view toward redistribution. However, if less than all of the Class A Common Stock shares offered are sold, we may be unable to fund all the intended uses described in this offering statement from the net proceeds anticipated from this offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost, and the working capital generated by us may not be sufficient to fund any uses not financed by offering net proceeds. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations – Plan of Operations" for more information.

28. We have broad discretion over the use of proceeds from securities offerings. The Company's management will have broad discretion with respect to the application of net proceeds received and accepted by the Company from the sale of securities and may spend such proceeds in ways that do not improve the Company's results of operations or enhance the value of the Company's other issued and outstanding securities from time to time. For example, if we were to acquire a company with the proceeds of this offering, the acquired company could fail to be profitable, and therefore could cause us to incur significant losses. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company's business or cause the price of the Company's issued and outstanding securities to decline.

29. We could be adversely affected if we are unable to renegotiate equity agreements with our employees and advisors. In addition, we may be adversely affected by negotiations if such negotiations are not in line with our business plan and financial condition and we may not be able to pass on our cost increases by means of adjusting the contractual rates we charge users, which may affect our operating results. Our negotiations regarding equity agreements with our employees and advisors are not always in line with our business plan. Consequently, the results of the negotiations would adversely affect us. Additionally, we might not be able to pass on cost increases due to the renegotiation of equity agreements to the fees we charge our users, and this could have a material adverse effect on our business

30. The structure of our common stock has the effect of concentrating voting control with our officers and directors, and their affiliates; this will limit or preclude your ability to influence corporate matters. We are authorized to issue two classes of common stock, Class B Common Stock and Class A Common Stock, and six classes of preferred stock: Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, and Series A-6 Preferred stock (the "Series A Preferred Stock"). Class A Common Stock is entitled to one vote per share on proposals requiring or requesting stockholder approval, and Class B Common Stock is

entitled to ten votes on any such matter. Each share of Series A Preferred Stock and Class A Common Stock has one vote on an as-converted basis on all matters for which the holders of common stock vote at an annual or special meeting of stockholders or act by written consent, and as otherwise required by law. In this offering, we are offering shares of Class A Common Stock. As of the date of this offering statement, there are 17,438,505 shares of Class A Common Stock outstanding representing voting power of 17,438,505 votes, and 3,687,994 shares of Series A Preferred Stock outstanding representing voting power of 3,687,994 votes. Our sole executive officer, Mr. Archil Cheishvili, owns 100%, or 27,070,462 shares, of our outstanding Class B Common Stock, which amounts to 270,704,620 votes. Therefore, the total number of votes of both classes of our common stock and our Series A Preferred Stock is 291,831,119 votes, of which Mr. Cheishvili controls approximately 92.8% in overall voting power. As a result, Mr. Cheishvili controls approximately 92.8% of the voting power before this offering. Following this offering, taking into consideration the shares of common stock expected to be offered hereby, even if 100% of the shares of Class A Common Stock being offered are sold, Mr. Cheishvili will retain controlling voting power in the Company based on having approximately 85.7% of all voting rights. This concentrated control will limit or preclude your ability to influence corporate matters including significant business decisions for the foreseeable future and could harm the market value of your common stock. This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future and could harm the market value of your common stock.

31. Future equity financing may dilute the value of your shares. The amount of additional financing that the Company may need will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

32. We will be subject to ongoing public reporting requirements that are less rigorous than rules for more mature public companies, and our stockholders receive less information. We are required to file public reports on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers and under Regulation Crowdfunding. The ongoing reporting requirements under Regulation A and Regulation Crowdfunding are more relaxed than for public companies reporting under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer's fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer's fiscal year. We may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an emerging growth company (as defined in the Jumpstart Our Business Startups Act, or JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to: • not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act; • being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and • being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We expect to elect to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply

with such new or revised accounting standards. We would expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a large accelerated filer as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period. If we decide to apply for the quotation of our Class A Common Stock on the OTCQB or OTCQX market, we will be subject to the OTC Market's Reporting Standards, which can be satisfied in a number of ways, including by remaining in compliance with (i) the SEC reporting requirements, if we elect to become a public reporting company under the Exchange Act, or (ii) Regulation A reporting requirements, if we elect not to become a reporting company under the Exchange Act. In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our stockholders could receive less information than they might expect to receive from more mature public companies.

33. Our Regulation A offering outside of the platform could lower the value of your shares due to the ability of investors in that offering to make sales immediately after their shares are issued. As of the date of this offering, we are also conducting an offering pursuant to Regulation A under the Securities Act of 1933, as amended. This offering is outside of the Netcapital.com platform. Pursuant to the current qualified offering circular, dated July 8, 2022, we and the selling stockholders are offering up to 17,613,626 shares of Class A Common Stock at a fixed price of $4.25 per share. Any shares that we or the selling stockholders sell in our concurrent Regulation A offering may generally be freely resold by the purchasers without restriction under U.S. securities laws. Moreover, any shares that we issue in the Regulation A offering will increase the number of shares of Class A Common Stock available to be immediately sold. As described below, investors in this offering, on the other hand, generally may not resell their shares for a year following their initial purchase date. See "Risk Factors – Other Risks Related to this Offering – The securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney." Sales of shares purchased in our Regulation A offering during the one-year period following purchases in this offering, especially those that we sell, could therefore cause the market price for the Class A Common Stock to decrease during the one-year period following a purchase in this offering. As a result of such resales, the shares issued in this offering could lose their value and purchasers in this offering may suffer significant losses.

34. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this offering.

35. Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, as amended, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore,

the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

36. The Company has the right to extend the offering deadline, conduct multiple closings, or end the offering early. The Company may extend the offering deadline beyond what is currently stated herein. Your investment may continue to be held in escrow while the Company attempts to raise the target amount even after the offering deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an offering deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without the Company receiving the target amount, at which time it will be returned to you without interest or deduction, or the Company receives the target amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the offering deadline, they may conduct the first of multiple closings of the offering prior to the offering deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the offering deadline. The Company may also end the offering early; if the offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the offering with five business days' notice. This means your failure to participate in the offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the offering by ending it early

37. The securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the securities. Because the securities offered in this offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation Crowdfunding. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

38. Investors will not be entitled to any inspection or information rights other than those required by Regulation Crowdfunding. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation Crowdfunding. Other security holders of the Company may have such rights. Regulation Crowdfunding requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put investors at a disadvantage in general and with respect to other security holders.

39. There is no present public market for these securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the securities with reference to the general status of the securities market and other relevant factors. The Offering price for the securities should not be considered an indication of the actual value of the securities and is not based on our net worth or prior earnings. We cannot assure you that the securities could be resold by you at the offering price or at any other price.

40. Under certain conditions, we may agree to indemnify customers, investors, underwriters, placement agents and other third parties, which exposes us to substantial potential liability. Our contracts with customers, investors and other third parties may include indemnification provisions under which we

agree to defend and indemnify them against claims and losses arising from alleged infringement, misappropriation, or other violation of intellectual property rights, data protection violations, breaches of representations and warranties, damage to property or persons, or other liabilities arising from our products or solutions. In addition, we agreed to indemnify and hold Dalmore Group, LLC, or Dalmore, its affiliates and their representatives and agents harmless from, any and all actual or direct losses, liabilities, judgments, arbitration awards, settlements, damages and costs, resulting from or arising out of any third party suits, actions, claims, demands or similar proceedings to the extent they are based upon (i) a breach of our broker-dealer agreement with Dalmore, (ii) our wrongful acts or omissions, or (iii) this offering. Our agreement with Dalmore was terminated on or around June 1, 2022, however, our indemnification obligations to Dalmore arising under the terms of the agreement continue to be in effect. Although we attempt to limit our indemnity obligations, an event triggering our indemnity obligations could give rise to multiple claims involving multiple customers or other third parties. We may be liable for up to the full amount of the indemnified claims, which could result in substantial liability or material disruption to our business or could negatively impact our relationships with customers or other third parties, reduce demand for our products and solutions, and adversely affect our business, financial condition, and results of operation. The market size for AI services may be smaller than we have estimated.

41. The sale of shares by insiders, or even the perception that they may do so, could cause our stock price to decline. The price of our shares could decline if there are substantial sales of our common stock, particularly by our chief executive officer, Mr. Archil Cheishvili, who is selling the majority of our common stock in our concurrent Regulation A offering. Mr. Cheishvili may sell up to 5,025,695 shares in that offering, which represents approximately 18.6% of his holdings of our common stock and approximately 11.3% of the total outstanding shares of our common stock. The perception in the public market that our sole officer and director wishes to dispose of a significant amount of holdings in our company may have an adverse effect on our stock price and impair our ability to raise additional capital through the sale of securities, should we desire to do so.

42. You will experience immediate and substantial dilution as a result of this offering. As of December 31, 2021, our net tangible book value was $1,545,373, or approximately $0.03 per share. The price per share of the Class A Common Stock being offered in this offering is substantially higher than the net tangible book value per share of our common stock as of December 31, 2021. You will therefore likely suffer substantial dilution with respect to the net tangible book value of the stock you purchase in this offering. For example, based on the offering price of $4.25 per share of Class A Common Stock being sold in this offering, assuming our net tangible book value per share of approximately $0.03 per share as of December 31, 2021 is still our net tangible book value per share, after gross receipts and estimated commissions, discounts, fees and expenses from this offering, if you purchase shares of Class A Common Stock in this offering and we issue the maximum number of Class A Common Stock, you will suffer immediate and substantial dilution of approximately $4.15 per share with respect to the net tangible book value of the common stock as of December 31, 2021 on a pro forma basis. See the section titled "Dilution" for a more detailed discussion of the dilution you will incur if you purchase securities in this offering. In December 2021, we issued 3,687,994 shares of Series A Preferred Stock to the holders of our SAFEs for no additional consideration pursuant to the amendment and conversion of the SAFEs. These shares may be converted into the same number of shares of Class A Common Stock at the option of the holders. In addition, one of our selling stockholders will be exercising options to purchase up to 164,335 shares of Class A Common Stock at $1.106 per share in order to deliver any shares sold by the selling stockholder in this offering. Taking into account these additional shares of capital stock that were issued or expected to be issued immediately upon the closing of this offering, and the fact that all were sold or will be sold below the price per share you will be paying in this offering, the dilution in your investment will be greater than that described above and in the "Dilution" of this offering statement. See "Additional Information file" for further details about the terms of the Series A Preferred Stock.

43. We are authorized to issue "blank check" preferred stock without stockholder approval, which could adversely impact the rights of holders of our common stock. Our restated certificate of incorporation authorizes us to issue up to 50,000,000 shares of blank check preferred stock. Of these, we have

authorized 13,592,029 shares of Series A Preferred Stock and issued 3,687,994 such shares. We expect to issue an additional 8,916,640 of the remaining authorized but unissued shares of Series A Preferred Stock if certain Simple Agreement for Future Equity, or SAFE, instruments' conversion terms are triggered. Each series of Series A Preferred Stock ranks senior to all Class A Common Stock as to distribution of any asset or property of the Company upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary. Shares of the Series A Preferred Stock have one vote and vote together with the holders of common stock on an as-converted basis on all matters for which the holders of common stock vote at an annual or special meeting of stockholders or act by written consent, and as otherwise required by law. Each share of Series A Preferred Stock is convertible, without any payment, into a number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing its original issue price by the applicable conversion price. Any preferred stock that we issue in the future may also rank ahead of our Class A Common Stock in terms of dividend priority or liquidation premiums, may have greater voting rights than our Class A Common Stock, or have similar or greater conversion rights and other rights that the Class A Common Stock does not have. Our current and potential future preferred stock's conversion provisions allowing those shares to be converted into shares of common stock could dilute the value of common stock to current stockholders and could adversely affect the market price, if any, of our stock. In addition, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Although we have no present intention to issue any shares of authorized preferred stock, including as to the authorized but unissued shares of Series A Preferred Stock referred to above, there can be no assurance that we will not do so in the future.

44. The offering is a fixed price offering and the fixed offering price may not accurately represent our current value or our assets at any particular time. Therefore, the purchase price you pay for our shares may not be supported by the value of our assets at the time of your purchase. The offering is a fixed price offering, which means that the offering price for our shares of Class A Common Stock is fixed and will not vary based on the underlying value of our assets at any time. Our board of directors has determined the offering price in its sole discretion without the input of an investment bank or other third party. The fixed offering price for our shares has not been based on appraisals of any assets we own or may own, or of our company as a whole, nor do we intend to obtain such appraisals. Therefore, the fixed offering price established for our shares of Class A Common Stock may not be supported by the current value of our company or our assets at any particular time.

45. We may use the proceeds of this offering in ways with which you may not agree. While we currently intend to use the proceeds of this offering for the purposes described in "The Offering – How does the issuer intend to use the proceeds of this offering?", we have considerable discretion in the application of the proceeds. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used in a manner agreeable to you. You must rely on our judgment regarding the application of these proceeds. The proceeds may be used for corporate purposes that do not immediately improve our profitability or increase our stock price.

46. We do not intend to pay dividends for the foreseeable future. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our Class A Common Stock. Accordingly, investors must be prepared to rely on sales of their Class A Common Stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our Class A Common Stock. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

47. Short sellers of our stock may be manipulative and may drive down the market price of our common stock. Short selling is the practice of selling securities that the seller does not own but rather has borrowed or intends to borrow from a third party with the intention of buying identical securities at a later date to return to the lender. A short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is therefore in the short seller's interest for the price of the stock to decline, some short sellers publish, or arrange for the

publication of, opinions or characterizations regarding the relevant issuer, its business prospects and similar matters calculated to or which may create negative market momentum, which may permit them to obtain profits for themselves as a result of selling the stock short. Issuers whose securities have historically had limited trading volumes and/or have been susceptible to relatively high volatility levels can be particularly vulnerable to such short seller attacks. Efforts by such short seller or by other short sellers, whether or not they identify themselves as such, may cause precipitating decline in the market price of our common stock, and no assurances can be made that any such effect would be temporary or insignificant.

48. If our common stock becomes subject to the penny stock rules, it will become more difficult to trade our shares. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not obtain and retain a listing or quotation of our Class A Common Stock and if the price of our Class A Common Stock is less than $5.00, our Class A Common Stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser's written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore stockholders may have difficulty selling their shares.

49. If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our Class A Common Stock could be negatively affected. Any trading market for our Class A Common Stock will be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our Class A Common Stock could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of our Class A Common Stock could be negatively affected.

50. Benzinga has been compensated by GenesisAI. The rate paid by the issuer for this content through Benzinga costs $2500 for landing page + ($5 Cost per click for traffic).

51. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

52. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

53. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

54. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

55. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

56. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

   Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

57. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

   Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

58. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

59. *There is no present public market for these Securities and we have arbitrarily set the price.*

   The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

60. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

61. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

GenesisAI Corporation ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $3,044,972 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   We intend to use the proceeds from this offering for the following purposes: payroll/research and development, sales and marketing, legal, accounting, and Netcapital's fee. As of the date of this offering statement and except as explicitly set forth herein, we cannot specify with certainty all of the particular uses of the proceeds from this offering. Pending use of the proceeds from this offering as described above, we may invest the proceeds in short-term interest-bearing investment grade instruments. The expected use of proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve and change. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the proceeds from this offering. The description of the anticipated use of proceeds is not binding on us and is merely a description of our current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$149,204
Payroll/reasearch and development	$5,700	$1,611,595
Sales and Marketing	$2,910	$1,070,000
Legal	$700	$150,000
Accounting	$200	$64,173
Total Use of Proceeds	**$10,000**	**$3,044,972**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

    In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and GenesisAI Corporation must agree that a transfer agent, which keeps records of our outstanding Class A Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $4.25 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

    ## Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Series A Preferred Stock	50,000,000	3,687,994	Yes	The preferred stock also has certain conversion, protective and other terms and provisions. See Additional Information file for further information on our authorized capital stock.
Class B Common Stock	32,000,000	27,070,462	Yes	Each holder of shares of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. The Class B Common Stock also has certain conversion terms and provisions. See Additional Infromation file for further information on our authorized capital stock.
Class A Common Stock	195,000,000	17,438,505	Yes	Each holder of shares of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. See Additional Information file for further information on our authorized capital stock.

Options, Warrants and Other Rights

Type	Description	Reserved Securities
Options	Stock Options As of the date of this offering statement, we have outstanding options for the purchase of 7,593,330 shares of Class A Common Stock. See Additional Information file for further information on stock options.	7,593,330
Stock Incentive Plan	In July 2018, we adopted the Stock Incentive Plan. On September 29, 2021, our board of directors and stockholders approved the amendment of the Plan to increase the maximum number of shares of Common Stock that may be issued from 1,000,000 to 15,000,000, and to change all references to "common stock" in the Plan to "Class A Common Stock". The following is a summary of certain significant features of the Plan. The information which follows is subject to, and qualified in its entirety by reference to, the Plan document itself, which is filed as an exhibit to this offering statement. Awards that may be granted include incentive stock options as described in section 422(b) of the Code, non-qualified stock options (i.e., options that are not incentive stock options) and awards of restricted stock. These awards offer our employees, consultants, advisors and outside directors the possibility of future value, depending on the long-term price appreciation of our Class A Common Stock and the award holder's continuing service with our company or one or more of its subsidiaries.	15,000,000

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, your ownership in the Company may be diluted. This means that the pro-rata portion of the

Company represented by the securities you own will decrease, which could also diminish your voting and/or economic rights. In addition, as discussed above, if Mr. Archil Cheishvili, as holder of a majority-in-interest of securities with voting rights cause the Company to issue additional equity, your interest will typically also be diluted. Based on the risk that your rights could be limited, diluted or otherwise qualified, you could lose all or part of his or her investment in the securities in this offering, and may never see positive returns. In addition, as discussed above and below, if the Company issues additional equity, your interest will typically also be diluted.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the Company's bylaws for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

Our majority stockholder and sole executive officer, Mr. Archil Cheishvili, makes all major decisions regarding the Company. All other stockholders of the Company are minority stockholders and, in some cases, a signatory to a proxy agreement designating Mr. Cheishvili as their voting proxy, and therefore may not have a say in these decisions. As holder of a majority-in-interest of voting rights in the Company, Mr. Cheishvili may make decisions with which you disagree, or that negatively affects the value of your securities in the Company, and you will have no recourse to change these decisions. Your interests may conflict with those of Mr. Cheishvili, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to you. For example, Mr. Cheishvili may change the terms of the Restated Certificate of Incorporation of the Company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. Mr. Cheishvili may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to Mr. Cheishvili. Mr. Cheishvili may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities you own. Mr. Cheishvili may also have access to more information than you, leaving you at a disadvantage with respect to any decisions regarding the securities Mr. Cheishvili owns. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, your interests in the Company may be further reduced. This means that the pro-rata portion of the Company represented by your securities will decrease, which could also diminish your voting and/or economic rights. Therefore, as discussed above, if Mr. Cheishvili causes the Company to issue additional stock, your voting interest will typically also be diluted.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by the management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

For a discussion of risks relating to minority ownership in the Company, please see the related risk factor discussion.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

For a discussion of risks relating to additional issuances of securities, please see the related risk factor discussion. The Company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to you, and create pressure on you to sell your securities to the Company concurrently. As a minority owner of the Company, you will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, you will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of your investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value you received, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of your initial investment in the Company. Furthermore, you should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. **Describe the material terms of any indebtedness of the issuer:**

Not applicable.

25. **What other exempt offerings has GenesisAI Corporation conducted within the past three years?**

Date of Offering:	09/2019
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	SAFE
Amount Sold:	$50,000
Use of Proceeds:	Technology, business development, operations and general corporate purposes.

Date of Offering:	09/2019
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	SAFE
Amount Sold:	$30,000
Use of Proceeds:	Technology, business development, operations and general corporate purposes.

Date of Offering:	10/2019
Exemption:	Reg. D, Rule 506(b)
Securities Offered:	SAFE

Securities Offered: SAFE

Amount Sold: $10,000

Use of Proceeds: Technology, business development, operations and general corporate purposes.

Date of Offering: 10/2019

Exemption: Reg. D, Rule 506(b)

Securities Offered: SAFE

Amount Sold: $25,000

Use of Proceeds: Technology, business development, operations and general corporate purposes.

Date of Offering: 03/2020

Exemption: Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

Securities Offered: SAFE

Amount Sold: $625,390

Use of Proceeds: Technology, business development, operations and general corporate purposes.

Date of Offering: 04/2021

Exemption: Reg. D, Rule 506(c)

Securities Offered: Common Stock

Amount Sold: $104,319

Use of Proceeds: Payroll, Sales, Marketing, Legal, Accounting.

Date of Offering: 12/2020

Exemption: Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

Securities Offered: Common Stock

Amount Sold: $286,076

Use of Proceeds: Payroll, Sales Marketing, Legal, Accounting.

Date of Offering: 04/2021

Exemption: Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

Securities Offered: Common Stock

Amount Sold: $913,908

Use of Proceeds: Payroll, Sales Marketing, Legal, Accounting.

Date of Offering: 06/2021

Exemption: Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))

Securities Offered: Common Stock

Amount Sold: $588,601

Use of Proceeds: Payroll, Sales Marketing, Legal, Accounting.

Use of Proceeds: Payroll, Sales Marketing, Legal, Accounting.

Date of Offering:	07/2021
Exemption:	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))
Securities Offered:	Common Stock
Amount Sold:	$455,645
Use of Proceeds:	Payroll, Sales Marketing, Legal, Accounting.

Date of Offering:	07/2021
Exemption:	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))
Securities Offered:	Common Stock
Amount Sold:	$1,165,115
Use of Proceeds:	Payroll, Sales Marketing, Legal, Accounting.

Date of Offering:	08/2021
Exemption:	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))
Securities Offered:	Common Stock
Amount Sold:	$193,300
Use of Proceeds:	Payroll, Sales Marketing, Legal, Accounting.

Date of Offering:	08/2021
Exemption:	Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6))
Securities Offered:	Common Stock
Amount Sold:	$42,861
Use of Proceeds:	Payroll, Sales, Marketing, Legal, Accounting.

Date of Offering:	12/2021
Exemption:	Section 4(a)(2)
Securities Offered:	Preferred Stock
Amount Sold:	
Use of Proceeds:	Cashless conversion of certain SAFEs initially issued for $625,390

Date of Offering:	02/2022
Exemption:	Reg. A+, Tier 2 - up to $75M (Title IV of JOBS Act)
Securities Offered:	Common Stock
Amount Sold:	$142,086
Use of Proceeds:	Mergers and acquisitions, sales and marketing, research and development, working capital and other general corporate purposes. $142,086 including $42,626 sold by selling stockholders.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Archil Cheishvili	Chief Executive Officer and Directo	Selling the majority of the common stock that is being offered in the Secondary Offering. Mr. Cheishvili may sell up to 5,025,695 shares subsequent to the date of this offering statement, for gross proceeds of $21,359,212.25, which represents approximately 18.6% of his holdings of our common stock and approximately 11.3% of the total outstanding shares of our common stock prior to the Regulation A Offering. Prior to the date of this offering statement, Mr. Cheishvili had sold 9,538 shares of common stock for gross proceeds of $40,536.50.	$40,536
Archil Cheishvili	CEO	Loan to CEO	$67,000
Archil Cheishvili	CEO	Officer compensation, forfeited along with other consideration on September 29, 2021 in exchange for the cancellation of 27,080,000 shares of Class A Common Stock for 27,080,000 shares of Class B Common Stock."	$70,000
David Cheishvili	Brother of CEO	Since May 24, 2021, Davit Cheishvili, a sibling of Mr. Cheishvili, has been an employee of the Company.	$48,900

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Overview GenesisAI Corporation was formed in the State of Delaware in July 2018. Our principal executive office is located at 201 SE 2nd Ave., Miami, Florida 33131. We have developed GenesisAI, an artificial intelligence, or AI, protocol and platform that enables different AI systems to communicate with each other, exchange data, and trade services. On top of this protocol, we are building an online marketplace for AI products and services. The marketplace aims to connect companies in need of AI services, data, and models with companies interested in monetizing their AI technology. We provide the web platform that facilitates the offer and sale of a variety of low-cost advanced AI services. Our platform helps to make machine-learning AI technology more accessible and affordable for companies, governments, and other organizations around the world. With the GenesisAI protocol, we envision a different world. The GenesisAI protocol aims to allow anybody to upload an AI service to the GenesisAI network. Under this system, AI becomes a globally accessible resource. Anyone can utilize its technological benefits, or become an agent in its development. Our existing AI applications help investors and traders find investment opportunities and save time doing investment research. GenesisAI plans to maximize the functionality and accuracy rate of AI models through cross-provider transfer learning, enabling multiple AI applications to exchange data and trade services. Our AI protocol and platform and related online marketplace are not yet fully developed. Recent Developments In 2022 the Company started a Reg A+ Offering which is currently ongoing. The company raised proceeds of approximately $142,000 via its Reg A+ Offering. In 2022 the CEO sold 9,538 Class B shares through a secondary offering via Reg A+. Those shares automatically converted to Class A shares. The Class B Common Stock has certain conversion terms and provisions. See Articles of Incorporation file for further information on our authorized capital stock. As of June 2022, the Company was able to generate nominal revenues. Changes to our Capitalization; On September 29, 2021, we amended our Certificate of Incorporation and filed a Certificate of Designation of Series A Preferred Stock. As a result of these filings, we are now authorized to issue two classes of common stock, called Class A Common Stock and Class B Common Stock, and six classes of preferred stock, consisting of six series of Series A Preferred Stock. Class A Common Stock is entitled to one vote per share on proposals requiring or requesting shareholder approval, and Class B Common Stock is entitled to ten votes on any such matter. Each share of Series A Preferred Stock has one vote on an as-converted basis on all matters for which the holders of common stock vote at an annual or special meeting of stockholders or act by written consent, and as otherwise required by law. The preferred stock also has certain conversion, protective and other terms and provisions. See "Securities" section for further information on our authorized capital stock. In addition, we authorized a 10-for-1 forward stock split of our issued and outstanding common stock, and increased the authorized number of shares under our Stock Incentive Plan from 1,000,000 to 15,000,000. Conversion of SAFEs; Since inception, the Company has raised $843,265 in exchange for securities called Simple Agreements for Future Equity (collectively, the "SAFEs"). For a detailed description of our current and former SAFEs, please see "Securities Being Offered – SAFEs". On December 16, 2021, our Chief Executive Officer exercised his powers as designated lead investor to amend the conversion terms of SAFEs that were issued in exchange for proceeds of $625,390 to allow for their voluntary conversion by the Company for the amounts of shares of preferred stock that were issuable upon the occurrence of a "Qualified Equity Financing" in accordance with the original SAFE terms. The converted SAFEs were then converted into 3,687,994 shares of Series A-2 Preferred Stock. For a description of the terms of our Series A Preferred Stock, please see the Articles of Incorporation file. These shares were granted for no consideration other than the original purchase amounts for the outstanding SAFE instruments. We granted these shares to the former SAFE holders pursuant to a private placement exemption from registration requirements. . The shares issued to our SAFE holders may or may not dilute your investment, or affect your ability to buy or sell your shares or receive an acceptable price for the shares in this Offering. Regulation Crowdfunding Offerings and Regulation D Private Placement April to July 2021 Regulation Crowdfunding Offering; From April 7, 2021 to July 7, 2021, we conducted an offering (the "April to July 2021 Offering") of common stock (subsequently converted to Class A Common Stock) at a pre-stock split price per share of $11.06 under Regulation Crowdfunding through Netcapital Funding Portal Inc., or Netcapital, a FINRA/SEC-registered funding portal. Netcapital was entitled to receive cash compensation equal to 4.9% of the value of the securities sold through Regulation Crowdfunding, a listing fee of up to $5,000 and other fees and expenses. Initially, we planned to raise up to gross proceeds of $1,070,000; subsequently we amended the offering to permit sales of additional shares for maximum gross proceeds of $3,800,006. On July 17, 2021, we closed the April to July 2021 Offering after receiving approximate gross proceeds of $2,610,000. July 2020 – April 2021 Side-by-Side Regulation D and Regulation Crowdfunding Offerings; On July 17, 2020, we launched side-by-side offerings of common stock (subsequently converted to Class A Common Stock) at a pre-stock split price of $3.11 per share under Regulation D through Livingston Securities, LLC, or Livingston, a registered broker-dealer and member of FINRA/SIPC (the "2020-2021 Regulation D Offering"), and Regulation Crowdfunding through Netcapital (the "2020-2021 Regulation Crowdfunding Offering"). Livingston was entitled to cash compensation equal to 4.9% of the value of the securities sold through Regulation D and other fees and expenses. Netcapital was entitled to receive cash compensation equal to 4.9% of the value of the securities sold through Regulation Crowdfunding, a listing fee of up to $5,000 and other fees and expenses. We planned to raise between $10,000 and $2,499,998 through these concurrent offerings. On March 22, 2021, we closed the 2020-2021 Regulation D Offering with gross proceeds of approximately $114,091. On April 1, 2021, we closed the 2020-2021 Regulation Crowdfunding Offering with gross proceeds of approximately $1,199,984. Other Recent Developments; In March 2020 we inadvertently made an overpayment to our CEO of $67,000. We and our CEO did not have knowledge of such overpayment until April 2021 and wished to rectify such overpayment by requiring our CEO to repay us the amount of the overpayment. In April 2021 we entered into a loan agreement with our CEO relating to the terms of the repayment by our CEO of the overpayment of $67,000. Principal and interest on the $67,000 overpayment loan accrue at a rate of 2% and are due on March 30, 2024, and may be prepaid in whole or in part without penalty. On May 21, 2020, we received a Paycheck Protection Program loan from TD Bank of $20,832 bearing interest of 1%. Principal and interest was required to be repaid on a monthly basis for the 2-year term of the loan. On April 26, 2021, the full amount of the loan was forgiven. In May 2021, we bought back 125,000 pre-stock split shares of common stock from one of our engineers at the par value price per share for total consideration of $12.50. In June 2021, we bought back 116,800 pre-stock split shares of common stock from a former employee for par value price per share for total consideration of $11.68. In August 2021, we agreed that a July 2018 agreement to grant 600,000 pre-stock split shares of common stock to a former employee was effectively null and void following a subsequent verbal agreement by the former employee to forfeit any claim to the shares. Under the terms of our amended and restated cancellation agreement, we agreed to pay the former employee par value price per share for total consideration of $60.00, and to terminate the former employee's advisor agreement with the Company and certain obligations of the former employee to us under that agreement. In November 2021, an employee agreed to amend the terms of his stock option agreements to change the total number of his option shares from 603,080 to 657,070; to change the exercise price from $0.311 per share to $1.106 per share, to reflect our determination of their fair value on their grant date; to change the maximum exercise term from three years to ten years, in accordance with our standard option terms; and to allow for the exercisability of his stock options for the portion of the ten-year term remaining if he leaves the Company. Also in November 2021, another employee agreed to amend the terms of his stock option agreement to change the total number of option shares from 629,760 to 676,990; and to change the exercise price from $0.311 per share to $1.106 per share, to reflect our determination of their fair value on their grant date. Since June 2021, we have granted employees, directors and advisors options to purchase a total of 200,000 shares at an exercise price of $1.06 per share; 1,111,920 shares at an exercise price of $1.10 per share; 3,733,350 shares at an exercise price of $1.11 per share; and 263,860 shares at an exercise price of $2.00 per share. We also granted an advisor 240,000 shares of restricted stock. The options have ten-year terms. The options generally vest in equal monthly installments over three or four years depending on the recipient and option grant. Since our inception and as of December 20, 2021, we have raised approximately $4,721,290 from issuances of SAFEs, common stock and preferred stock

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

> **CPA Audit Report:**   auditreport.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
    1. **in connection with the purchase or sale of any security?**
    2. **involving the making of any false filing with the Commission?**
    3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
    1. **in connection with the purchase or sale of any security?;**
    2. **involving the making of any false filing with the Commission?**
    3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
    1. **at the time of the filing of this offering statement bars the person from:**
        1. **association with an entity regulated by such commission, authority, agency or officer?**
        2. **engaging in the business of securities, insurance or banking?**
        3. **engaging in savings association or credit union activities?**
    2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
    1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
    2. **places limitations on the activities, functions or operations of such person?**
    3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

    If Yes to any of the above, explain:

5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

GenesisAI Corporation answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

This offering statement refers to our offering under Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act"). Concurrently with this offering, we are separately and concurrently conducting an offering under Regulation A under the Securities Act, pursuant to an Offering Circular dated July 8, 2022, available at https://www.sec.gov/Archives/edgar/data/0001797609/000121390022038242/ea162622-253g1_genesisai.htm. (the "Reg. A Offering Circular"). Although this offering statement contains certain information about that Regulation A offering, it may not contain all material information about that offering. For further information about our Regulation A offering, please refer to the Reg. A Offering Circular." Description of Securities We are offering up to 716,464 shares of Class A Common Stock pursuant to this offering statement. The following summary is a description of the material terms of our capital stock and is not complete. You should also refer to our Restated Certificate of Incorporation, our Certificate of Designations of Series A Preferred Stock, and our bylaws, which are included as exhibits to this offering statement. Capital Stock Our authorized capital stock consists of 32,000,000 shares of Class B Common Stock, $0.0001 par value per share, 195,000,000 shares of Class A Common Stock, $0.0001 par value per share, and 50,000,000 shares of preferred stock, $0.0001 par value per share, of which 612,330 are designated as "Series A-1 Preferred Stock," 3,688,700 are designated as "Series A-2 Preferred Stock," 658,800 are designated as "Series A-3 Preferred Stock," 204,280 are designated as "Series A-4 Preferred Stock," 340,000 are designated as "Series A-5 Preferred Stock," and 8,000,000 are designated as "Series A-6 Preferred Stock". As of the date of this offering statement, we have 17,438,505 shares of Class A Common Stock outstanding, 27,070,462 shares of Class B Common Stock outstanding, and 3,687,994 shares of Series A-2 Preferred Stock outstanding, no other common stock outstanding, and no other preferred stock outstanding. The following is a summary of the rights of our capital stock as provided in our Restated Certificate of Incorporation, our Certificate of Designations of Series A Preferred Stock, and our bylaws. For more detailed information, please see our Restated Certificate of Incorporation, our Certificate of Designations, and our bylaws which have been filed as exhibits to this offering statement. Interest of Management and Others In Certain Transactions The following includes a summary of transactions since the beginning of our 2020 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 and one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any director, officer, beneficial owner of 10% or more of any class of voting securities, promoter, or immediate family member of any of the foregoing persons, had or will have a direct or indirect material interest (other than compensation described under "Compensation of Directors and Executive Officers"). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm's-length transactions. On February 18, 2022, the SEC qualified our Form 1-A Regulation A Offering Statement under the Securities Act of 1933 as amended, or the Securities Act. Pursuant to this qualification, we and the selling stockholders commenced an offering of a maximum of 17,647,058 shares of Class A Common Stock under Regulation A on a delayed or continuous basis pursuant to Rule 251(d)(3) under the Securities Act. Subsequently, we commenced our portion of the offering for to 12,352,940 shares of our Class A Common Stock at a fixed price of $4.25 per share, subject to a maximum of 70% of gross proceeds on a pro rata basis with the selling stockholders (the "Primary Offering"). The selling stockholders also commenced their offering up to 5,294,118 shares of our Class A Common Stock at a price of $4.25 per share, subject to a maximum of 30% of gross proceeds on a pro rata basis with the Primary Offering (the "Secondary Offering"). Both the Primary Offering and Secondary Offering are being conducted as a single "Tier 2 Offering" under Regulation A (the "Regulation A Offering"). The Primary Offering and Secondary Offering are occurring simultaneously. The Primary Offering is being conducted on a "best-efforts" basis, which means our directors and officers are using their commercially reasonable best efforts in an attempt to offer and sell the shares. Our directors and officers are not receiving any commission or any other remuneration for these sales. In offering the securities on our behalf, the directors and officers are relying on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The Secondary Offering is being conducted by the selling stockholders in coordination with us and our agents, and we will not receive any of the proceeds from the Secondary Offering. We will bear all costs, expenses and fees in connection with the qualification or registration of the shares of Class A Common Stock being offered in the Secondary Offering, including with regard to compliance with state securities or "blue sky" laws. The selling stockholders will bear all commissions and discounts, if any, attributable to their sale of their shares of Class A Common Stock. The minimum per-investor investment in the Regulation A Offering was originally $497.25, or 117 shares of Class A Common Stock. On July 8, 2022, the SEC qualified our post-qualification amendment to our Form 1-A Regulation A Offering Statement. Pursuant to the qualified post-qualification amendment, the minimum investment amount was lowered to $250.75, or 59 shares. The Company had formerly engaged Dalmore Group, LLC, member FINRA/SIPC ("Dalmore"), as broker-dealer of record, to perform broker-dealer, administrative and compliance related functions in connection with the Regulation A Offering, but not for underwriting or placement agent services. Prior to the termination of Dalmore's agreement with the Company, Dalmore became entitled to a 1% commission on sales that had been made in this Offering, a one-time advance payment for out-of-pocket expenses equal to $5,000, a consulting fee of $20,000, and $11,750 for fees payable to FINRA. On or around June 1, 2022, our broker-dealer agreement with Dalmore was terminated. In addition to the out-of-pocket expenses, consulting fees and FINRA fees indicated above, we and the selling stockholders are required to pay Dalmore total commissions of $1,420.86. The Regulation A Offering will terminate on the earlier of: (i) such time as our board of directors decides that it is in our best interest to terminate the Offering; (ii) such time as $74,857,914.00 of our Class A Common Stock is sold subsequent to the date of the amended Regulation A Offering Statement; or (iii) February 17, 2025. The Regulation A Offering does not have a minimum offering amount. The Company will not utilize a third-party escrow account for the Regulation A

Offering. All funds tendered by investors will be held in a segregated account until investor subscriptions are accepted by the Company. Once investor subscriptions are accepted by the Company, funds will be deposited into an account controlled by the Company. In the event we terminate the Regulation A Offering before the maximum offering amount is sold, we will close on all funds received and accepted up to that time and promptly issue all purchased and unissued Class A Common Stock. If an investor's subscription is rejected, the investor's payment (or portion thereof if partially rejected) will be returned within 30 days without interest. We may hold a series of closings at which we and the selling stockholders receive the funds from the segregated investment account and issue the shares to investors. We may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to us and the selling stockholders for securities sold by us and the selling stockholders, respectively, and we and the selling stockholders will have access to these funds even if they do not cover the expenses of the Regulation A Offering. We expect to hold closings on at least a monthly basis. The selling stockholders in the Secondary Offering portion of the Regulation A Offering may make offers and sales of their shares of up to 30% of the gross proceeds from the Offering, or up to approximately $22.5 million, whichever is less, and may make offers and sales at the same time as the Company's approximately $52.4 million remaining primary portion of the Regulation A Offering on a 30%/70% pro rata basis with our primary sales. Our chief executive officer, Mr. Archil Cheishvili, is selling the majority of the common stock that is being offered in the Secondary Offering. Mr. Cheishvili may sell up to 5,025,695 shares subsequent to the date of the amended Regulation A Offering Statement, for gross proceeds of $21,359,212.25, which represents approximately 18.6% of his holdings of our common stock and approximately 11.3% of the total outstanding shares of our common stock prior to the Regulation A Offering. Prior to the date of the amended Regulation A Offering Statement, Mr. Cheishvili had sold 9,538 shares of common stock for gross proceeds of $40,536.50. As of the date of the amended Regulation A Offering Statement, approximately $142,086 had been raised from the Regulation A Offering, including $42,626 sold by selling stockholders. Since May 24, 2021, Davit Cheishvili, a sibling of our Chief Executive Officer, Archil Cheishvili, has been an employee of the Company. The employee currently receives $1,500 per month under the employee's employment agreement and is eligible for a bonus of up to 15% of base salary every six months. During 2021, the employee received total compensation of $24,500. In March 2020 we inadvertently made an overpayment to our Chief Executive Officer, Archil Cheishvili, of $67,000. We and Mr. Cheishvili did not have knowledge of such overpayment until April 2021 and wished to rectify such overpayment by requiring Mr. Cheishvili to repay us the amount of the overpayment. In April 2021 we entered into a loan agreement with Mr. Cheishvili relating to the terms of the repayment by Mr. Cheishvili of the overpayment of $67,000. Principal and interest on the $67,000 overpayment loan accrue at a rate of 2% and are due on March 30, 2024, and may be prepaid in whole or in part without penalty. In April 2022, Mr. Cheishvili agreed to an amendment to his employment agreement which reduced his monthly salary to $15,208 per month. Prior to this amendment, from January to March 2022, Mr. Cheishvili received a monthly salary of $29,166.67 under his employment agreement. Employment Agreement Archil Cheishvili On April 6, 2021, we entered into an employment agreement, as amended on May 24, 2021, with Archil Cheishvili, our Chief Executive Officer, with an initial term commencing as of April 6, 2021 and ending on April 5, 2022, which will automatically renew for additional one (1) year periods unless either party provides written notice at least forty-five (45) days prior to the expiration of the initial term or any renewal period. Pursuant to the employment agreement, Mr. Cheishvili was entitled to an annual base salary of $200,000 and $350,000 during 2020 and 2021, respectively. Mr. Cheishvili was also entitled to a cash bonus for 2020 of $70,000 (which he waived in partial consideration for the cancellation and exchange of his Class A Common Stock for Class B Common Stock), and up to $200,000 for 2021 (the "2021 Bonus"). A bonus amount may also be awarded in subsequent years during Mr. Cheishvili's employment term in a maximum amount to be determined by the Company's board of directors in its sole discretion, based on the board's evaluation of Mr. Cheishvili's personal performance for the most recently completed fiscal year and the Company's financial performance for the most recently completed fiscal year, with each metric measured and determined by the Board in its sole discretion. The maximum amount of the 2021 Bonus was to be awarded only if the Company (i) reaches a market valuation of $100,000,000, (ii) adds ten more artificial intelligence supplier partners, (iii) finishes a technology that will easily allow companies to deploy their artificial intelligence tools on the Company's GenesisAI platform, and (iv) adds five more artificial intelligence models on the Company's GenesisAI platform. The amount raised from the Regulation D offering that the Company launched in 2020 will not be used to pay the 2021 Bonus. Either party may terminate the employment agreement at any time without cause and for any reason or for no particular reason, subject to 30 days' advance written notice. If we terminate the employment agreement without cause, all compensation payable to Mr. Cheishvili under the employment agreement will cease as of the date of termination, and we will pay to Mr. Cheishvili the following sums: (i) any accrued but unpaid base salary and accrued but unused vacation and paid time off, which must be paid on the pay date immediately following the date of Mr. Cheishvili's termination, (ii) reimbursement for unreimbursed business expenses properly incurred by Mr. Cheishvili, which will be subject to and paid in accordance with the Company's expense reimbursement policy; and (iii) such employee benefits, if any, to which Mr. Cheishvili may be entitled under the Company's employee benefit plans as of the date of Mr. Cheishvili's termination; (iv) any outstanding equity awards subject to the terms of the Stock Incentive Plan and respective award agreements; and (v) equal installment payments payable in accordance with the Company's normal payroll practices, but no less frequently than monthly, which are in the aggregate equal to the remaining portion of the base salary for the year of the employment term in which Mr. Cheishvili is terminated, which severance payments will begin within 30 days following the date of Mr. Cheishvili's termination and continue until the 12-month anniversary of his date of termination. If the employment agreement is terminated by us for cause or the employment term is not renewed, then Mr. Cheishvili is only entitled to receive the compensation described in items (i)-(iii) above. If the employment agreement is terminated by Mr. Cheishvili or due to his death or disability, then Mr. Cheishvili (or his estate or representative as applicable) will be entitled to receive the compensation described in items (i)-(iv) above. Mr. Cheishvili's employment agreement contains restrictive covenants prohibiting him from owning or operating a business that competes with our company or soliciting our customers or employees for two years following the termination of his employment. Independent Director Agreements During the fiscal year ended December 31, 2021, we entered into independent director agreements with our non-executive directors Levan Silagadze and Shota Shanidze pursuant to their appointment to our Board of Directors in October 2021. Under the independent director agreements, we agreed to pay each director an annual cash fee of $15,000 and an initial award of stock options. We were required to pay the annual cash compensation fee to each director nominee in twelve equal installments no later than the fifth business day of each calendar month commencing in the first month following the agreement's effective date, October 12, 2021. In April 2022, each of our non-executive directors agreed to a reduced cash fee of $350 per month. We granted the options upon their appointment. The options may be exercised to purchase the number of shares of Class A Common Stock equal to 0.3% of our outstanding shares at an exercise price equal to $2.00 per share. The options will vest and become exercisable in forty-eight (48) equal monthly installments over the first four years following the date of grant, subject to the respective director nominee continuing in service on our board of directors through each such vesting date. The term of each stock option is ten (10) years from the date of grant. We will also reimburse each director nominee for pre-approved reasonable business-related expenses incurred in good faith in connection with the performance of the director nominee's duties for us. As also required under the independent director agreements, we have separately entered into a standard indemnification agreement with each of our non-executive directors. Material contracts: Employment Agreement, dated April 6, 2021, between GenesisAI Corporation and Archil Cheishvili (incorporated by reference to Exhibit 6.1 to the Offering Statement on Form 1-A filed with the SEC on February 1, 2022) Amendment to Employment Agreement, dated May 24, 2021, between GenesisAI Corporation and Archil Cheishvili (incorporated by reference to Exhibit 6.2 to the Offering Statement on Form 1-A filed with the SEC on February 1, 2022) Amendment to Employee Offer Letter, dated April 14, 2022, between GenesisAI Corporation and Archil Cheishvili (incorporated by reference to Exhibit 6.3 to the Post-Qualification Amendment to Offering Statement on Form 1-A filed with the SEC on June 30, 2022) Form of Independent Director Agreement between GenesisAI Corporation and each independent director (incorporated by reference to Exhibit 6.3 to the Offering Statement on Form 1-A filed with the SEC on February 1, 2022) Form of Indemnification Agreement between GenesisAI Corporation and each independent director (incorporated by reference to Exhibit 6.4 to the Offering Statement on Form 1-A filed with the SEC on February 1, 2022) Cancellation and Exchange Agreement, dated September 21, 2021, between GenesisAI Corporation and Archil Cheishvili (incorporated by reference to Exhibit 6.6 to the Post-Qualification

Amendment to Offering Statement on Form 1-A filed with the SEC on June 30, 2022) 2018 Stock Incentive Plan of GenesisAI Corporation (incorporated by reference to Exhibit 15.1 to the Offering Statement on Form 1-A filed with the SEC on February 1, 2022) Amendment No. 1 to 2018 Stock Incentive Plan of GenesisAI Corporation (incorporated by reference to Exhibit 15.2 to the Offering Statement on Form 1-A filed with the SEC on February 1, 2022) Form of Stock Option Agreement (2018 Stock Incentive Plan of GenesisAI Corporation, as amended) (incorporated by reference to Exhibit 15.3 to the Offering Statement on Form 1-A filed with the SEC on February 1, 2022) Form of Restricted Stock Award Agreement (2018 Stock Incentive Plan of GenesisAI Corporation, as amended) (incorporated by reference to Exhibit 15.4 to the Offering Statement on Form 1-A filed with the SEC on February 1, 2022) Supplemental content: Supplemental content on the GenesisAI Corporation website and investor deck as of March 17, 2022 (incorporated by reference to Exhibit 99.1 to the Post-Qualification Amendment to Offering Statement on Form 1-A filed with the SEC on June 30, 2022)

The following documents are being submitted as part of this offering:

Governance:
    Certificate of Incorporation: certificateofincorporation.pdf
    Corporate Bylaws: corporatebylaws.pdf
Opportunity:
    Offering Page JPG: offeringpage.jpg
    Pitch Deck: pitchdeck.pdf
Financials:
    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

    Once posted, the annual report may be found on the issuer's web site at: https://www.genesisai.io/

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    - the issuer liquidates or dissolves its business in accordance with state law.